1801 California Street, Suite 5200 Denver, Colorado 80202

September 18, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

Form N-14 / File No. 333-233269

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on August 14, 2019 (Accession Number: 0001193125-19-221137), relating to the proposed reorganizations (the “Reorganizations”) of Transamerica Madison Conservative Allocation VP (“Target Portfolio 1”) into Transamerica JPMorgan Asset Allocation – Conservative VP (“Destination Portfolio 1”, and the transaction “Reorganization 1”) and Transamerica Madison Balanced Allocation VP (“Target Portfolio 2”) into Transamerica JPMorgan Asset Allocation – Moderate VP (“Destination Portfolio 2”, and the transaction “Reorganization 2”). The Target Portfolio and Destination Portfolio are sometimes referred to herein as a “Portfolio.”

The Staff noted that all comments to similar disclosure in Reorganization 1 and Reorganization 2 generally apply to both sections, as applicable.

Below are the Staff’s comments, which were conveyed to the Registrant in writing on September 4, 2019 and by telephone on September 5, 2019, and the Registrant’s responses thereto.

1.	Comment: Please confirm that all series and class information has been updated on the EDGAR website.

Response: The Registrant so confirms.

2.

Comment: In the “Where to Get More Information” section, please confirm whether the Destination Portfolio’s prospectus was intentionally not incorporated by reference because all relevant information is in the N-14. Additionally, please confirm and disclose whether the Portfolios’ most recent annual and semi-annual reports are incorporated by reference.

Response: The Registrant confirms that the Destination Portfolio’s prospectus was intentionally not incorporated by reference because all of the relevant information is included in the N-14 filing. The Registrant further confirms that the Portfolios’ most recent annual and semi-annual reports are incorporated by reference in Part B of the Registration Statement.

3.

Comment: In the “Questions and Answers – How Will the Reorganizations Work?” section, the sixth bullet conflicts with disclosure in the “Why did the Trustees Approve the Reorganizations?” section of the Registration Statement. Please confirm and reconcile the language.

Response: The Registrant has made changes in response to the Staff’s comment to reconcile this difference.

4.

Comment: In the “Questions and Answers – How Will the Reorganizations Work?” section, the eighth bullet states that “The exchange of Target Portfolio shares for Destination Portfolio shares in a Reorganization is generally not expected to result in income, gain or loss being recognized for federal income tax purposes by an exchanging shareholder.” Please confirm whether this should be “will not result” instead of “not expected to result” in income, gain or loss being recognized. In addition, the next sentence should not be qualified with “generally.” Please confirm and reconcile the language in this bullet.

Response: The Registrant has made the requested changes in response to the Staff’s comment.

5.

Comment: In the “Questions and Answers – How do the Target Portfolios and the Destination Portfolios compare? - Investment Strategy” section of Reorganization 1 and Reorganization 2, please revise the second paragraph to reflect plain English.

Response: The Registrant has made revisions to the relevant disclosure in response to the Staff’s comment.

6.

Comment: In the “Questions and Answers - How do the Target Portfolios and the Destination Portfolios compare? - Principal Risks” with respect to Reorganization 1 and Reorganization 2, please discuss how the risks are similar and their primary differences between the Portfolios.

Response: The Registrant believes the current presentation of risk disclosures, which is consistent with the presentation in past Form N-14s, is appropriate.

7.

Comment: “Questions and Answers - How do the Target Portfolios and the Destination Portfolios compare? - Total Operating Expenses” section of Reorganization 1 and Reorganization 2, please clarify the timeframe of the expense limitation agreement following each Reorganization, and note that the expenses may increase after the expiration of such expense limitation.

Response: The Registrant has made changes consistent with the Staff’s comment.

8.

Comment: In the “Reorganization 1” and “Reorganization 2” sections, please delete the references to Initial Class shares in the second paragraph since no shareholders will receive Initial Class shares in the Reorganizations.

Response: The Registrant notes that the Target Portfolios in each Reorganization currently offer investors one share class: Service Class. Initial Class shares are not currently offered, but could be offered by each Target Portfolio prior to the date of each Reorganization. For this reason, Initial Class shares are included in the Registration Statement.

9.

Comment: In the “Reorganization 1” and “Reorganization 2” sections, please provide additional narrative disclosure comparing and contrasting the fees and expenses of the Target Portfolio and the Destination Portfolio.

Response: The Registrant believes the current disclosure, which is consistent with the presentation in past Form N-14s, coupled with the fee and expense discussion in the “Question and Answers” section of the Information Statement/Prospectus, is appropriate.

10.

Comment: In the “Reorganization 1 – Fee Waiver and Expense Limitations” and “Reorganization 2 – Fee Waiver and Expense Limitations” sections, please revise the disclosure to be consistent with the Fee Tables for each Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

11.

Comment: The Staff notes that the risk disclosure should be listed in order of significance and requests clarification as to the reason that the “additional principal risks” are listed separately and alphabetically.

Response: The Registrant has made an additional change in response to the Staff’s comment. While the Registrant has made certain changes in response to the Staff’s comments on this and other recent Form N-14s, the Registrant wishes to keep its presentation of risk disclosures generally consistent across the current prospectuses within the Transamerica fund complex. The Registrant is considering potentially reordering the principal risks in connection with the next annual update.

12.

Comment: In “The Portfolios’ Past Performance” sections in Reorganization 1 and Reorganization 2, and in the “Average Annual Total Return Table”, please describe the additional blended benchmark indices used for comparison, as applicable.

Response: The Registrant has made certain changes in response to the Staff’s comment. The Registrant notes that the blended benchmark indexes are already described in a footnote to each Target Portfolio’s Average Annual Total Returns table.

13.

Comment: In “The Portfolios’ Past Performance” sections in Reorganization 1 and Reorganization 2, please revise the following sentence to refer to Initial Class shares, if accurate. Otherwise, delete this sentence.

“For those classes that have higher expenses, performance would have been lower.”

Response: The Registrant has deleted the relevant sentence noted in the Staff’s comment.

14.	Comment: Please move “The Portfolios’ Fees and Expenses” section to before “The Portfolios’ Past Performance” section pursuant to Item 3a of Form N-1A.

Response: The Registrant has made changes consistent with the Staff’s comments.

15.	Comment: Please confirm that “The Portfolios’ Fees and Expenses” in Reorganization 1 and Reorganization 2 are current fees per Item 3a of Form N-1A.

Response: The Registrant so confirms.

16.	Comment: In “The Portfolios’ Fees and Expenses” section please consider revising the Fee Table headers to reflect “Target Portfolio” and “Destination Portfolio” instead of the Portfolio names.

Response: The Registrant has made changes consistent with the Staff’s comments.

17.

Comment: In “The Portfolios’ Fees and Expenses” for Reorganization 1 and Reorganization 2, please disclose information for Service Class shares first since no shareholders will receive Initial Class shares.

Response: The Registrant has made changes consistent with the Staff’s comments.

18.

Comment: In the “Portfolios’ Fees and Expenses – Annual Fund Operating Expenses” table for Reorganization 1 and Reorganization 2, please confirm that footnote (1) is relevant since 12b-1 fees are not currently charged.

Response: The Registrant confirms the relevance of the footnote.

19.

Comment: In the “Portfolios’ Fees and Expenses – Annual Fund Operating Expenses” table, the Staff notes that “Other Expenses” for a new class generally should be based on actual fund expenses. Please explain for Initial Class shares the reason the Portfolio is estimating Other Expenses.

Response: While the Portfolio is not a new fund, the Registrant notes that Initial Class shares are not yet operational and are not presently offered for sale to the public. Therefore, the Registrant believes that it is appropriate to present estimates of the “Other Expenses” for this share class.

20.

Comment: In the “Fees and Expenses – Annual Fund Operating Expenses” tables for Reorganization 1 and Reorganization 2, please revise the similar footnote disclosure from “any other lower limit then in effect” to “the expense cap in place at the time such amounts were waived.”

Response: The Registrant has made changes consistent with the Staff’s comment.

21.	Comment: Please confirm that there will be no expense recapture of amounts previously waived for the Target Portfolios after the Reorganizations.

Response: The Registrant so confirms.

22.

Comment: In the “Portfolios’ Fees and Expenses – Annual Fund Operating Expenses” table for Reorganization 1 and Reorganization 2, please confirm that footnotes (4) and (5) are relevant as no waiver or reimbursement is disclosed in the corresponding fee and expense tables.

Response: The Registrant has deleted the relevant footnotes as the total expenses shown are not exceeding the expense caps.

23.

Comment: Please provide estimates of the amount of Target Portfolio securities expected to be sold and significant brokerage expenses that may be incurred by the shareholders of the combined Destination Portfolio for each Reorganization.

Response: The Registrant has included the requested estimates in response to the Staff’s comment.

24.

Comment: In the “Tax Status of Each Reorganization” section, please confirm the date used to estimate the dividend distribution by the Target Portfolios. Additionally, please confirm the numbers disclosed in the distribution table.

Response: The Registrant so confirms.

25.

Comment: In the “Additional Information” section, please consider deleting the stricken language from the following sentence, as the Staff notes that rights conferred by federal or state laws cannot be waived, explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred ~~explicitly~~ by federal or state securities laws ~~that may not be waived~~.”

Response: The Registrant believes that the current disclosure is accurate.

26.

Comment: The Staff notes that documents incorporated by reference in Part C must be identified. Accordingly, please revise the following sentence: “All exhibits filed previously are herein incorporated by reference.”

Response: The Registrant has deleted the relevant sentence noted in the Staff’s comment and specifically identified all incorporated documents.

Additional SEC Accounting comments conveyed to the Registrant by telephone on September 5, 2019:

27.

Comment: Please confirm that the Registrant’s annual and semi-annual shareholder reports for the periods ended December 31, 2018 and June 30, 2019, respectively, will be incorporated by reference in a post-effective amendment filed pursuant to Rule 485(b).

Response: The Registrant so confirms.

28.	Comment: The Staff notes that the Registrant’s risk disclosures should be listed in order of significance, not alphabetically. Please revise accordingly.

Response: Please see the Registrant’s response to Comment 11.

29.	Comment: Please confirm supplementally that the portfolio holdings of the Destination Portfolios will not be substantially repositioned following the Reorganizations.

Response: The Registrant so confirms.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1311.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.

4